16 June 2005

Via EDGAR, U.S. Mail and Facsimile to (202) 772-9218

Division of Corporation Finance

U. S. Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 6010

Washington, D.C. 20549

Attention: Mr. Jay Webb, Reviewing Accountant

Re:	Irvine Sensors Corporation, SEC File No. 001-08402

•	Form 10-K for the fiscal year ended October 3, 2004 filed on December 14, 2004

•	Form 10-Q for the fiscal quarter ended January 2, 2005 filed on January 2, 2005

Dear Mr. Webb:

Set forth below are responses of Irvine Sensors Corporation (“Irvine Sensors” or the “Company”) to the comments contained in your letter dated June 7, 2005. To facilitate your review, our responses are shown in bold font interleaved after your enumerated comments.

Form 10-K for the Year Ended October 3, 2004

Item 9A. Controls and Procedures, page 31

1.	We note your disclosure that management has concluded that your disclosure controls and procedures are effective “in timely alerting them to the material information related to us (or our consolidated subsidiaries) required to be included in the reports we file or submit under the Securities Exchange Act of 1934.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise future filings so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

In future filings, we will eliminate the superfluous language after the word “effective” cited above.

Note 11 – Composition of Certain Financial Statement Captions, page F-19

2.	We see that you have a policy of capitalizing material, labor and overhead costs expected to be recovered from a probable new contract and that at October 3, 2004 you have capitalized $683,300 into work-in-process inventory. Please tell us the accounting basis for capitalizing these costs on contracts that you have not been awarded – specifically cite the appropriate professional accounting literature upon which you relied. Why do you believe the costs meet the definition of an asset? We may have further comments after reviewing your response.

Division of Corporation Finance

SEC File No. 001-08402

Response letter of June 16, 2005

AICPA Statement of Position 81-1 (“SOP 81-1”) covers the accounting treatment of, among others, “Contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer’s specification or to provide services related to the performance of such contracts” (SOP 81-1, paragraph 13). The Company’s contract research and development business is of this nature, and as such, we believe is governed by SOP 81-1.

SOP 81-1 explicitly recognizes that costs incurred in the performance of such contracts are the equivalent of inventory, stating in part (paragraph 69);

“Contract costs are accumulated in the same manner as inventory costs and are charged to operations as the related revenue from the contract is recognized. Contract costs generally include all direct costs, such as materials, direct labor, and subcontracts, and indirect costs identifiable with or allocable to the contracts.”

The business of the Company’s research and development contracts segment typically relates to the application of its proprietary technology toward identified program objectives of various U.S. government agencies. In many instances, the objectives of the Company’s customers extend well beyond the initial contract awards due to the funding cycles associated with the government fiscal year. Accordingly, the Company is frequently advised by its customers of anticipated new or add-on contractual awards that are intended to extend the development status achieved in the Company’s existing contracts in order to realize a customer’s longer-term programmatic objectives.

In such circumstances, the Company uses a formalized process to assess the probability of such awards within the planning horizon of the Company’s operating plan. In conjunction with this analysis, the Company is sometimes able to identify a potential tangible work product, the sale of which into a pending new or add-on contract award or into a change order to an existing contract is probable, that can be most time and/or cost effectively developed in conjunction with an existing research and development contract.

Given such a determination and the concurrent determination that the contemplated tangible work product does not constitute “start-up” activity required to be expensed pursuant to AICPA Statement of Position 98-5, when the Company decides to undertake such additional work in conjunction with an existing contract, it is the Company’s practice to establish a work-in-process inventory account to accumulate the costs associated with the creation of the tangible work product. It does so in order to have a measurable basis to support the sale of said work product into the anticipated new or add-on contract. Since most of the Company’s research and development contracts are of a cost-type or a time and materials type (as defined in SOP 81-1, paragraph 15), such measurable cost accumulation is generally required to support the sale of a tangible work product into a new or add-on contract award or contract change order.

Division of Corporation Finance

SEC File No. 001-08402

Response letter of June 16, 2005

In some instances, anticipated new or add-on awards represent pre-negotiated options embedded in existing contracts. In other instances, anticipated new or add-on awards ultimately take the form of “change orders” to existing contracts. Paragraph 61 of SOP 81-1 in its discussion of change orders states, in part:

“Accounting for change orders depends on the underlying circumstances, which may differ for each change order depending on the customer, the contract, and the nature of the change. Change orders should therefore be evaluated according to their characteristics and the circumstances in which they occur.”

This language directly reflects the difficulty of anticipating in advance all possible contractual pathways and timing through which the scope and price of a contract may be approved by the customer and the contractor. In deferring these costs, the Company follows the guidance in the first alternative in paragraph 62b of SOP 81-1, which states the following:

“If it is probable that the costs will be recovered through a change in the contract price, the costs should be deferred (excluded from the cost of contract performance) until the parties have agreed on the change in contract price, or, alternatively, they should be treated as costs of contract performance in the period in which they are incurred, and contract revenue should be recognized to the extent of the costs incurred.” [underlining to identify the method used by the Company added]

Alternatively, paragraph 75a of SOP 81-1 provides the following guidance for accounting for precontract costs associated with new contracts (as opposed to options or change orders):

“Costs that are incurred for a specific anticipated contract and that will result in no future benefits unless the contract is obtained should not be included in contract costs or inventory before the receipt of the contract. However, such costs may be otherwise deferred, subject to evaluation of their probable recoverability, but only if the costs can be directly associated with a specific anticipated contract and if their recoverability from that contract is probable.”

In short, it appears that the deferral of such costs is allowed whether they are ultimately recoverable through contract change orders or through the customer’s awarding of a new contract. The Company’s experience is that its government customers usually have wide latitude as to such contract form. In fact, it is not uncommon for a contemplated new award to eventually emerge as a new contract even though initially planned as an add-on to an existing contract or vice-versa. In other words, the contract form is typically more malleable than the existence of the funding necessary to place the order. Accordingly, the Company generally gives more weight to a customer’s available funding than the proposed contractual mechanism when assessing the probability of recoverability of the costs associated with a tangible work product intended for sale into a new or add-on contract.

Division of Corporation Finance

SEC File No. 001-08402

Response letter of June 16, 2005

Because the aforementioned accounting guidance allows costs associated with contract change orders, follow-on, or anticipated new contracts to be capitalized provided they are both (1) probable of realization and (2) not start-up costs as defined by SOP 98-5, the Company believes such properly capitalized costs are assets under generally accepted accounting principles.

Based on the citations above, SOP 81-1 calls for segregation of precontract costs into a separate deferred cost category while costs related to contract change orders may be accounted for as inventory. Yet, as discussed above, the Company is unable to predict with any degree of accuracy whether the contracting vehicle selected by its customer will be a contract change order or a follow-on or new contract.

The Company believes the presentation choice between inventory and deferred cost has no substantive impact to its financial statements and the net carrying amount of such costs and their presentation is prominently disclosed in the Company’s periodic disclosures. The Company has historically chosen to present its accumulated costs related to tangible work products intended for sale into new or add-on contracts as work-in-process inventory because this presentation more closely mirrors the view of the asset “through the eyes of management” and because the work to develop the tangible work products for new or add-on products is managed identically to the work undertaken under existing contracts and each results in the creation of work-in-process inventory related thereto.

Nonetheless, if the staff has a strong preference for the deferred cost alternative, the Company will change its presentation practice in future filings to that approach.

Lastly, as a point of additional information, the Company wishes to advise the Staff that the increase in the net book value of capitalized pre-contract costs to $683,300 at October 3, 2004 from $294,500 at September 28, 2003 related primarily to one contract that was awarded in March 2005.

Note 17 – Reportable Segments, Page F-25

3.	Please revise future filings to include all disclosures required by paragraph 25 of Statement 131.

The Company has reviewed the disclosure requirements of Statement 131 contained in paragraphs 25 through 32 and has determined that, in response to the Staff’s comment, it will modify its disclosures in future filings to include:

•	information concerning the types of products and services from which each reportable segment derives its revenues pursuant to paragraph 26 b.; and

•	reconciliations of segment revenues to total revenues and segment gross profit to income from continuing operations before minority interest and provision for income taxes pursuant to paragraph 32 a. and b., respectively.

Division of Corporation Finance

SEC File No. 001-08402

Response letter of June 16, 2005

An example of the form of these additional disclosures embedded into Note 17 as presented in the Company’s Form 10-K for the year ended October 3, 2004 is presented as Attachment 1 to this letter.

As requested in your letter to us, we hereby acknowledge:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its Form 10-K for the year ended October 3, 2004;

•	The staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It is the staff’s position that the Company may not assert staff comments in any proceedings brought by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If there are any questions or comments concerning these responses, please do not hesitate to contact the undersigned at (714) 444-8728.

Very truly yours,

IRVINE SENSORS CORPORATION

/s/ John J. Stuart, Jr.

John J. Stuart, Jr.

Sr. Vice President and Chief Financial Officer

Attachment

cc:	Ellen S. Bancroft, Esq., Dorsey & Whitney LLP
Mr. Gary Wilson, Grant Thornton LLP

Division of Corporation Finance

SEC File No. 001-08402

Response letter of June 16, 2005

Attachment 1

Note: Insertions are identified using bold italics

Note 17 – Reportable Segments

Beginning in fiscal 2004, pursuant to the Company’s reorganization of its operations to provide more effective access to its administrative, marketing and engineering resources across all sectors of its business and to reduce expenses, the Company began to manage its operations in two reportable segments, the contract research and development segment and the product segment.

The Company’s contract research and development segment provides services, largely to U.S. government agencies and government contractors, under contracts to develop prototypes and provide research, development, design, testing and evaluation of complex detection and control defense systems. The Company’s research and development contracts are usually cost reimbursement plus fixed fee, which require the Company’s good faith performance of a statement of work within overall budgetary constraints, but with latitude as to resources utilized, or fixed price level of effort, which require the Company to deliver a specified number of labor hours in the performance of a statement of work.

Currently, the Company’s product segment primarily provides stacked semiconductor chip assemblies. The Company has developed a family of standard products consisting of stacked memory chips that are used for numerous applications, both governmental and commercial. The Company also provides stacking services under contracts with third parties. The benefits of these stacked products include improving speed and reducing size, weight and power usage as compared to mounting such semiconductors separately in electronic products. In addition, the product segment currently offers infrared detectors that create images by sensing the heat emitted by objects being viewed. The Company’s initial products in this product line consist of low-power, rugged infrared cameras for security and surveillance applications. Lastly, sales in the product segment include serial infrared communications chips that are used in products in order to allow computers, computer peripherals and hand-held portable electronics devices such as personal organizers, pagers and cellular phones to communicate using infrared transmissions in a manner similar to that used by remote control units for televisions and video cassette recorders. This chip family’s sales have primarily been for use in the Palm brand of personal digital assistants and have been declining both in absolute amounts and as a percentage of total product segment sales over the last few years.

The Company’s management evaluates financial information to review the performance of the Company’s research and development contract business separately from the Company’s product business, but only to the extent of the revenues and the cost of revenues of the two segments. Because the various indirect expense operations of the Company, as well as its assets, now support all of its revenue-generating operations in a matrix manner, frequently in circumstances in which a distinction between research and development contract support and product support is difficult to identify, segregation of these indirect costs and assets is impracticable. The revenues and gross profit of the Company’s two reportable segments for fiscal 2004, fiscal 2003 and fiscal 2002 are shown in the following table. There are no inter-segment revenues. The accounting policies used to develop segment information correspond to those described in the summary of significant accounting policies.

Division of Corporation Finance

SEC File No. 001-08402

Response letter of June 16, 2005

	Fiscal years ended
	October 3, 2004	September 28, 2003	September 29, 2002
Contract research and development revenue	$11,879,700	$10,367,900	$10,561,500
Cost of contract research and development revenue	7,785,900	7,790,200	7,752,100

Contract research and development segment gross profit	$4,093,800	$2,577,700	$2,809,400

Product sales	$1,957,400	$2,212,700	$4,641,700
Cost of product sales	2,014,500	2,375,600	4,048,800

Product segment gross profit (loss)	$(57,100)	$(162,900)	$592,900

Reconciliations of segment revenues to total revenues are as follows:

	Fiscal years ended
	October 3, 2004	September 28, 2003	September 29, 2002
Contract research and development revenue	$11,879,700	$10,367,900	$10,561,500
Product sales	$1,957,400	$2,212,700	$4,641,700
Other revenue	82,700	61,700	139,100

Total revenues	$13,919,800	$12,642,300	$15,342,300

Division of Corporation Finance

SEC File No. 001-08402

Response letter of June 16, 2005

Reconciliations of segment gross profit to loss from continuing operations before minority interest and provision for income taxes are as follows:

	Fiscal years ended
	October 3, 2004	September 28, 2003	September 29, 2002
Contract research and development segment gross profit	$4,093,800	$2,577,700	$2,809,400

Product segment gross profit (loss)	$(57,100)	$(162,900)	$592,900

Net segment gross profit	4,036,700	2,414,800	3,402,300

Add (deduct)
Other revenue	82,700	61,700	139,100
General and administrative expense	(6,067,200)	(5,598,800)	(7,476,600)
Research and development expense	(2,080,600)	(2,668,200)	(1,991,700)
Interest expense	(88,600)	(182,400)	(230,400)
Interest and other income	3,900	5,100	10,100
Loss on disposal and impairment of assets	(46,400)	(369,400)	—

Loss from continuing operations before minority interest and provision for income taxes	$(4,159,500)	$(6,337,200)	$(6,147,200)